                                                                      EXHIBIT 99

1999 ATLANTIC CITY ELECTRIC COMPANY PRO FORMA FINANCIAL STATEMENTS - GENERATION ASSET SALE AND TRANSFER

BACKGROUND

In 1999, the electric utility business of Atlantic City Electric Company (ACE) was restructured pursuant to legislation enacted in New Jersey and an order issued by the New Jersey Board of Public Utilities (NJBPU). The restructuring of ACE's electric utility business is discussed in Notes 1, 6, 7, 8, and 13 to the Consolidated Financial Statements, included in Item 8 of Part II, and "Electric Utility Industry Restructuring," within Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), included in
Item 7 of Part II.

In connection with electric utility industry restructuring and Conectiv's "mid-merit" strategy, as discussed under "Deregulated Generation and Power Plant Divestiture" in the MD&A, Conectiv is realigning the mix of electric generation plants owned by its subsidiaries. ACE has entered into agreements to sell its nuclear and non-strategic baseload fossil electric generation plants (1,177 megawatts of capacity) for approximately $189 million, before certain adjustments and selling expenses, as discussed in Note 11 to the Consolidated Financial Statements included in Item 8 of Part II. The generation units to be sold had a net book value of approximately $123.9 million as of December 31, 1999. Upon completion of the sale of the nuclear units, ACE will transfer its nuclear decommissioning funds to the purchasers who will assume full responsibility for decommissioning such units.

As part of Conectiv's merchant strategy, ACE will transfer, at a net book value of approximately $89.4 million, its strategic generation plants to an affiliated generation subsidiary of Conectiv.

The sale of nuclear and non-strategic generation plants and the transfers of strategic generation plants are expected to occur by the third quarter of 2000 and are subject to various state and federal regulatory approvals. There can be no assurance as to whether and when these approvals are received.


DESCRIPTION OF PRO FORMA FINANCIAL INFORMATION

The following consolidated financial statements for Atlantic City Electric Company are filed with this Exhibit:

 .  Unaudited Pro Forma Balance Sheet at December 31, 1999, and
 .  Unaudited Pro Forma Income Statement for the Year Ended December 31, 1999.

The following major assumptions were made in preparing these pro forma financial statements:

 . The sales of nuclear and non-strategic baseload fossil electric generation plants by ACE, and the transfer of the remaining strategic mid-merit electric generation facilities from ACE into an affiliated generation subsidiary of Conectiv were all assumed to occur as of December 31, 1999 for the purposes of the pro forma balance sheet.

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

 .  The sales and transfers described above were assumed to occur as of January
   1, 1999 for the purposes of the pro forma income statement. As a result, all expenses related to generation assets were eliminated.

 . ACE's rate related revenues were adjusted to assume no generation rate base as of January 1, 1999 which was offset by an assumption that ACE would purchase 100% of its energy and capacity requirements from the Pennsylvania-New Jersey-Maryland Interconnection Association (PJM). The energy costs were based on an hourly PJM Locational Marginal Price (LMP) and the capacity costs were based on semi-annual weighted average PJM capacity rates.

 . No assumptions as to the reinvestment of proceeds or debt reductions were made.

 . The transfer of the decommissioning trusts as a result of the sale of the nuclear generation units was assumed to occur on a non-taxable basis.

 . The net pro forma gain from the sale of ACE's generation units, except for the Deepwater generation unit, was recorded as a reduction to recoverable stranded costs. A net loss of approximately $38 million from the sale of the Deepwater generation unit was recorded as an extraordinary charge in the 4th quarter of 1999. A pro forma adjustment to the extraordinary charge resulting from the recognition of unamortized investment tax credits which are recognized upon completion of the sale was credited to retained earnings in the pro forma balance sheet.

 . The transfer of strategic generation assets from ACE to an affiliated generation subsidiary was assumed to occur at book value, on a non-taxable basis.

 . An effective tax rate of 40% was utilized to calculate the income tax effects of adjustments to the pro forma income statement.

These pro forma financial statements have been prepared for comparative purposes only and do not purport to be indicative of operations or financial condition which would have actually resulted if the sale and transfer of generation assets or other related transactions occurred on the dates of the periods presented, or which may result in the future. Further, these pro forma financial statements have been prepared using information available at the date of this filing. As a result, certain amounts indicated herein are preliminary in nature and, therefore, will be subject to adjustment in the future.


DESCRIPTION OF PRO FORMA ADJUSTMENTS

The Unaudited Pro Forma Income Statement and Balance Sheet filed with this Exhibit reflect the following adjustments:

Income Statement Adjustments:

1. A decrease to "Electric revenues" due to the sale and transfer of all generation assets from ACE and the removal of those assets from rate base.

2. Increases in "Electric fuel and purchased power" and "Purchased electric capacity" as a result of ACE's purchasing all energy and capacity requirements to meet its retail load from PJM.

3. Decreases in other operating expenses as a result of the sale of certain generation assets and the transfer of remaining mid-merit generation plants to an affiliated subsidiary by ACE.


                                      -2-

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Balance Sheet Adjustments:

1. A net increase to "Cash and cash equivalents" as a result of net proceeds from the sale certain generation units, less other miscellaneous cash equivalents such as cash advances no longer held as a result of selling such plants.

2. A decrease to "Fuel" and "Materials and supplies" inventories as a result of the sale of and transfer of generation assets.

3. A decrease to "Other prepayments" as a result of the sale of certain generation assets.

4. A decrease to "Funds held by trustee" as a result of the transfer of nuclear decommissioning trust funds to the buyers of the nuclear generation assets.

5. Decreases to "Property, plant and equipment" and "Accumulated Depreciation" as a result of the sale and transfer of generation assets.

6. Decreases to "Leased nuclear fuel, at amortized cost", "Current capital lease obligation", and "Long-term capital lease obligation" as a result of the sale of the nuclear fuel to the buyers of the nuclear generation assets and the corresponding liquidation of the capital lease obligation.

7. Decrease to "Recoverable Stranded Costs" and an increase to "Regulatory Liability for New Jersey income tax benefit" due to the sale of certain generation assets by ACE which are subject to stranded cost recovery. As a result of an expected net gain from the sale of such assets, the recoverable stranded cost decreases.

8. Changes to "Prepaid income taxes", "Deferred income taxes, net" and "Deferred Investment tax credits" as a result of the sale of certain generation assets.

9. Decreases to "Other deferred credits and Other Liabilities" as a result of the sale of certain generation assets.

10. Decrease to "Additional paid-in-capital" as a result of the transfer of strategic generation assets to an affiliated company.

11. Net increase to "Retained Earnings" as a result of an expected pro forma adjustment resulting from the recognition of unamortized investment tax credits upon completion of the sale of the Deepwater generation unit.

                         ATLANTIC CITY ELECTRIC COMPANY
             UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1999


                                                               ---------------------------------------------
                                                                 Reported     Adjustments         Pro Forma
                                                               ---------------------------------------------
                                                                          (Dollars in Thousands)


OPERATING REVENUES                                             $ 1,076,585    $   (31,737)  (1)  $ 1,044,848
                                                               -----------    -----------        -----------
OPERATING EXPENSES
  Electric fuel and purchased power                                306,753        124,900   (2)      431,653
  Purchased electric capacity                                      173,628         51,394   (2)      225,022
  Special charges                                                   12,301                            12,301
  Operation and maintenance                                        253,970        (82,316)  (3)      171,654
  Depreciation and amortization                                    113,714        (59,915)  (3)       53,799
  Taxes other than income taxes                                     44,288         (2,390)  (3)       41,898
                                                               -----------    -----------        -----------
                                                                   904,654         31,673            936,327
                                                               -----------    -----------        -----------
OPERATING INCOME                                                   171,931        (63,410)           108,521
                                                               -----------    -----------        -----------
OTHER INCOME
  Allowance for equity funds used during construction                  783                               783
  Other income                                                       7,929                             7,929
                                                               -----------    -----------        -----------
                                                                     8,712           --                8,712
                                                               -----------    -----------        -----------
INTEREST EXPENSE
  Interest charges                                                  60,562                            60,562
  Allowance for borrowed funds used during
           construction and capitalized interest                      (809)                             (809)
                                                               -----------    -----------        -----------
                                                                    59,753           --               59,753
                                                               -----------    -----------        -----------
PREFERRED STOCK DIVIDEND
  REQUIREMENTS OF SUBSIDIARIES                                       7,634                             7,634
                                                               -----------    -----------        -----------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM                                               113,256        (63,410)            49,846
                                                               -----------    -----------        -----------
INCOME TAXES, EXCLUDING INCOME TAXES
  APPLICABLE TO EXTRAORDINARY ITEM                                  49,326        (25,364)            23,962
                                                               -----------    -----------        -----------

INCOME BEFORE EXTRAORDINARY ITEM                               $    63,930    $   (38,046)       $    25,884
                                                               ===========    ===========        ===========



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
                         ATLANTIC CITY ELECTRIC COMPANY
                UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                               DECEMBER 31, 1999



                                                                -------------------------------------------------
                                                                  Reported         Adjustments          Pro Forma
                                                                -------------------------------------------------
                                                                              (Dollars in Thousands)
                     ASSETS

Current Assets
   Cash and cash equivalents                                    $     7,924        $   187,288  (1)    $  195,212
   Accounts receivable net of allowances
      of $3,500 and $3,500, respectively                            133,879                               133,879
   Intercompany loan receivable                                      73,532                                73,532
   Inventories, at average cost
      Fuel (coal and oil)                                            19,598            (19,598) (2)            --
      Materials and supplies                                          8,890               (181) (2)         8,709
   Deferred income taxes, net                                         6,245                                 6,245
   Prepaid income taxes                                              88,483             15,570  (8)       104,053
   Other prepayments                                                  2,223               (397) (3)         1,826
                                                                -----------        -----------        -----------
                                                                    340,774            182,682            523,456
                                                                -----------        -----------        -----------
Investments
   Funds held by trustee                                            105,268           (103,899) (4)         1,369
   Other investments                                                    103                                   103
                                                                -----------        -----------        -----------
                                                                    105,371           (103,899)             1,472
                                                                -----------        -----------        -----------
Property, Plant and Equipment
   Electric generation                                              256,899           (256,899) (5)            --
   Electric transmission and distribution                         1,224,644             (6,593) (5)     1,218,051
   Other electric facilities                                        128,388             (5,818) (5)       122,570
   Other property, plant, and equipment                               5,772                                 5,772
                                                                -----------        -----------        -----------
                                                                  1,615,703           (269,310)         1,346,393
   Less: Accumulated depreciation                                   626,080           (153,258) (5)       472,822
                                                                -----------        -----------        -----------
   Net plant in service                                             989,623           (116,052)           873,571
   Construction work-in-progress                                     46,025               --               46,025
   Leased nuclear fuel, at amortized cost                            30,391            (30,391) (6)           --
                                                                -----------        -----------        -----------
                                                                  1,066,039           (146,443)           919,596
                                                                -----------        -----------        -----------
Deferred Charges and Other Assets
   Recoverable stranded costs                                       988,273            (41,726) (7)       946,547
   Unrecovered purchased power costs                                 28,923                                28,923
   Deferred recoverable income taxes                                 21,867                                21,867
   Unrecovered New Jersey state excise taxes                         22,567                                22,567
   Deferred debt refinancing costs                                   13,574                                13,574
   Deferred other postretirement benefit costs                       32,479                                32,479
   Unamortized debt expense                                          14,197                                14,197
   Other                                                             20,595                                20,595
                                                                -----------        -----------        -----------
                                                                  1,142,475            (41,726)         1,100,749
                                                                -----------        -----------        -----------
Total Assets                                                    $ 2,654,659        $  (109,386)       $ 2,545,273
                                                                ===========        ===========        ===========

                                        -5-

                         ATLANTIC CITY ELECTRIC COMPANY
                 UNAUDITED CONSOLIDATED PROFORMA BALANCE SHEETS
                               DECEMBER 31, 1999

                                                                      --------------------------------------------
                                                                        Reported     Adjustments       Pro Forma
                                                                      --------------------------------------------
                                                                                     (Dollars in Thousands)

          CAPITALIZATION AND LIABILITIES

Current Liabilities
   Short-term debt                                                    $    30,000                       $   30,000
   Long-term debt due within one year                                      46,075                           46,075
   Variable rate demand bonds                                              22,600                           22,600
   Accounts payable                                                        62,169                           62,169
   Interest accrued                                                        20,182                           20,182
   Dividends payable                                                       18,071                           18,071
   Current capital lease obligation                                        15,480        (15,480) (6)         --
   Deferred energy supply costs                                            46,375                           46,375
   Above-market purchased energy contracts
      and other electric restructuring liabilities                          7,992                            7,992
   Other                                                                   31,893                           31,893
                                                                      -----------    -----------       -----------
                                                                          300,837        (15,480)          285,357
                                                                      -----------    -----------       -----------
Deferred Credits and Other Liabilities
   Deferred income taxes, net                                             389,594         26,213   (8)     415,807
   Regulatory liability for New Jersey income tax benefit                  49,262          7,966   (7)      57,228
   Above-market purchased energy contracts and
      other electric restructuring liabilities                             16,921         (6,813)  (9)      10,108
   Deferred investment tax credits                                         39,608        (17,338)  (8)      22,270
   Long-term capital lease obligation                                      14,911        (14,911)  (6)        --
   Pension benefit obligation                                              20,309                           20,309
   Other postretirement benefit obligation                                 42,952                           42,952
   Other                                                                   22,381         (4,915)  (9)      17,466
                                                                      -----------    -----------       -----------
                                                                          595,938         (9,798)          586,140
                                                                      -----------    -----------       -----------
Capitalization
   Common stock, $3 par value; shares authorized:
      25,000,000 ; shares outstanding: 18,320,937                          54,963           --              54,963
   Additional paid-in capital                                             493,007        (87,353)  (10)    405,654
   Retained earnings                                                      129,981          3,245   (11)    133,226
                                                                      -----------    -----------       -----------
      Total common stockholder's equity                                   677,951        (84,108)          593,843
   Preferred stock subject to mandatory redemption                         23,950           --              23,950
   Preferred stock not subject to mandatory redemption                      6,231           --               6,231
   Preferred securities of subsidiary trusts subject to mandatory
      redemption                                                           95,000           --              95,000
   Long-term debt                                                         954,752           --             954,752
                                                                      -----------    -----------       -----------
                                                                        1,757,884        (84,108)        1,673,776
                                                                      -----------    -----------       -----------
Total Capitalization and Liabilities                                  $ 2,654,659    $  (109,386)      $ 2,545,273
                                                                      ===========    ===========       ===========

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